

August 31, 2010

Room 4631

James E. Cline
Vice President and Chief Financial Officer
Trex Company, Inc.
160 Exeter Drive
Winchester, Virginia 22603-8605

**Re:     Trex Company, Inc.**
**Form 10-K for Fiscal Year Ended December 31, 2009**
**Definitive Proxy Statement on Schedule 14A filed on March 26, 2010**
**File No. 001-14649**

Dear Mr. Cline:

      We have reviewed your response letter dated August 27, 2010 and have the following comments.  Where indicated, we think you should revise your document in future filings.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Liquidity and Capital Resources, page 25

1.  We note your response to prior comment 2.  It appears that known variances in distributor inventory levels is a required MD&A disclosure pursuant to Section 501.02 of the Financial Reporting Codification. The guidance therein requires disclosure of known events that would reasonably be expected to materially impact future operating results. If there was a material increase in distributor inventory levels relative to the prior comparative period, it would appear self-evident that your near term sales volume could be adversely impacted. Our understanding is that your distributors have a finite ability to purchase and store your product and that above-average inventory levels in your distribution channels adversely impacts the ability of your distributors to purchase your products in the near-term. We also understand that your quarterly sales have been adversely impacted by such build-ups of distributor inventory levels in prior periods. In this regard, we note the disclosures in your June 22, 2005 Form 8-K.

Consequently, there is a concern that investors may not be able to assess your near-term prospects on a comparable basis with management if management fails to disclose relevant known events and trends such as material inventory variances in your distribution channels. Please consistently address this issue in the MD&A section of your future filings. In addition, please tell us whether you are currently aware of any material variances in your distribution channels. We may have further comment.

Definitive Proxy Statement

2.  We note your response to our prior comment 4 that you will disclose in future definitive proxy statements your previously established goals and how the actual awards based on achievement or non-achievement of the applicable performance targets were determined.  Using information from your last completed fiscal year, please provide us supplementally with draft disclosure showing how you will disclose this information in future filings.

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You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Senior Accountant at (202) 551-3738 or me at (202) 551-3355.  You may direct questions on other comments and disclosure issues to Erin Jaskot, Attorney at (202) 551- 3442 or Pam Long, Assistant Director at (202) 551-3760.

Sincerely,

Terence O'Brien
Accounting Branch Chief